Exhibit 21.1

List of Subsidiaries of American Residential Properties, Inc.

Name	State of Incorporation or Organization
1. American Residential GP, LLC	Delaware
2. American Residential Properties OP, L.P.	Delaware
3. American Residential Properties TRS, LLC	Delaware
4. American Residential Leasing Company, LLC	Delaware
5. Flat Iron VI LLC	Delaware
6. Siphon Draw LLC	Delaware